December 20, 2006

Ms. Maryse Mills-Apenteng
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20002                                                                     Fax: 202-772-9210

Dear Ms. Mills-Apenteng:

On behalf of Ciprico Inc., this letter responds to the oral comments received from you on behalf of the Securities and Exchange Commission in a phone call on December 20, 2006 related to our Proxy Statement dated December 21, 2006, pre —filed on December 11, 2006.  We are fully committed to being compliant with SEC regulations and in providing the public the appropriate information on which they base their investment decisions.

In response to your comments we provide the following explanations and commentary and also attach the pages of the Proxy Statement with the changes notated.

1.                 Comment:

Related to proposal # 1 and 2 it is not clear enough that no additional candidates are to be voted on by the stockholders.  In addition, note if there are any plans as to who may be considered for the additional Board position.

Response:

We have added clarifying statements that there are no other candidates to be considered by the Stockholders, as the amendment increasing the Board size has not yet been approved. In addition, in consultation with members of the Ciprico Board of Directors it now appears that they consider the Company’s new President and CEO to be best candidate for this position, should it be approved.  Statements to this affect have been added.

2.                 Comment:

It is not obvious what the number of shares is related to the increase to the Restricted Stock Plan.  The Table included in reference to Item 10 of the Proxy Rules does not indicate a time frame and does not include the executives as a group.

Ciprico, Inc. • 17400 Medina Road, Plymouth MN 55447 • Phone: 763-551-4000 • Fax: 763-551-4002 • www.ciprico.com

Response:

We have indicted on the front page of the Proxy Statement that the Proposal is asking for an increase of 250,000 shares.  We also added this to the title for the discussion on this proposal.  The table has been adjusted to take into account both points above.

Based on our follow up conversation we have processed the changes, which you have concurred with.  If there are any questions my direct line is 763-551-4016.

Regards,

Monte S. Johnson
Senior Vice President — Chief Financial Officer

Cc:          Mr. Steven D. Merrifield, President & Chief Executive Officer

CIPRICO INC.

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

The Annual Meeting of Stockholders of Ciprico Inc. will be held on Thursday, January 25, 2007 at 3:30 p.m. (CST), at Ciprico’s corporate headquarters located at 17400 Medina Road, Suite 800 Plymouth, Minnesota, for the following purposes:

1.                                       To amend the Certificate of Incorporation to increase the maximum number of Directors from six to eight.

2.                                       To set the number of the Board of Directors at seven.

3.                                       To elect two Class I directors for the ensuing year.

4.                                       To authorize an increase of 250,000 shares ~~in the number of shares~~ available under the 1996 Restricted Stock Plan.

5.                                       To consider and act upon such other matters as may properly come before the meeting and any adjournment thereof.

Only stockholders of record at the close of business on December 5, 2006, are entitled to notice of and to vote at the meeting or any adjournment thereof.

Your vote is important. We ask that you complete, sign, date and return the enclosed proxy in the envelope provided for your convenience or vote via the online methodology outlined in the enclosed proxy. The prompt return of proxies will save us the expense of further requests.

 BY ORDER OF THE BOARD OF DIRECTORS

 /s/ James W. Hansen

                                                                                                James W. Hansen

                                                                                                Chairman of the Board of Directors

Plymouth, Minnesota
December 21, 2006

APPROVAL TO INCREASE THE MAXIMUM SIZE OF THE BOARD AND ELECTION OF DIRECTORS
(PROPOSALS #1, #2 AND #3)

General Information

The Certificate of Incorporation and Bylaws of the Company currently provide that the Board of Directors shall consist of not less than three directors and not more than six directors and that the number of directors to be elected shall be determined by the stockholders at each annual meeting.  The Certificate of Incorporation also provides for the election of three classes of directors with terms staggered so as to require the election of only one class of directors each year.  Directors who are members of Class I will be elected at this Annual Meeting.  Directors who are members of Classes II and III will continue to serve for the terms for which they were previously elected.

Reason for Proposed Amendment

The existing provision governing the maximum size of the Board of Directors was part of the Company’s original Certificate of Incorporation when it was incorporated in 1987.  The Board of Directors of the Company has approved and is recommending to holders of the Company’s Common Stock the proposed amendment to the Company’s Certificate of Incorporation to increase the maximum size of our Board of Directors from six to eight individuals.  The Board of Directors believes it is desirable to increase the maximum size of the Board of Directors to allow for appointment of additional directors who possess skills and abilities that would be helpful to the Company and to the Board of Directors in overseeing the business of the Company.  If the stockholders approve the amendment, and increase the maximum number of Directors to eight, the Board of Directors would have the power under the Company’s Certificate of Incorporation to appoint individuals to fill the additional seats on the Board of Directors, prior to the next annual meeting.  As stockholders have not yet approved this amendment, there are no additional candidates to vote on at this annual meeting.  If the stockholders approve the amendment and the proposal to set the numbers of Directors at seven, the Board of Directors believes it is desirable to have the newly appointed President and Chief Executive Officer of the Company, Mr. Steven Merrifield, fill this additional seat.  Mr. Merrifield’s biography is included under the Executive Officers section of this Proxy Statement.

If stockholders approve the proposed amendment, the amendment will become effective upon the filing of a Certificate of Amendment of Certificate of Incorporation with the Secretary of State of Delaware, which would be filed shortly after the Annual Meeting.  The proposed amendment would amend Article 7.1 of the Company’s Certificate of Incorporation.  As provided, such amendment requires the affirmative vote of the holders of two-thirds (2/3) of all shares of stock of the Company entitled to vote on all matters that may come before each meeting of stockholders.

Recommendation of the Board of Directors

#1.          THE BOARD RECOMMENDS THAT THE STOCKHOLDERS VOTE “FOR” THE PROPOSED AMENDMENT TO THE CERTIFICATE OF INCORPORATION TO INCREASE THE MAXIMUM NUMBER OF DIRECTORS OF THE COMPANY FROM SIX TO EIGHT.

#2.          THE BOARD RECOMMENDS THAT THE STOCKHOLDERS VOTE TO SET THE NUMBER OF DIRECTORS AT SEVEN. The affirmative vote of the holders of a majority of the shares represented and voting at the Annual Meeting is required to set the number of directors at seven.

APPROVAL TO AN INCREASE OF 250,000~~THE NUMBER OF~~ SHARES AVAILABLE UNDER THE 1996 RESTRICTED STOCK PLAN

(PROPOSAL # 4)

General Information

The 1996 Restricted Stock Plan (“RSP”) was established to provide for common stock awards to officers, directors and certain key employees of the Company. Restricted stock generally vests after continued employment for a period of up to five years. All restricted stock awards entitle the participant to full dividend and voting rights. Since inception of the RSP only 150,000 shares have been reserved and made available for awards under the RSP, and a total of 141,120 shares have been issued.

Reason for Proposed Amendment

As noted in the Human Capital Committee Report to stockholders in last year’s Proxy Statement, this Committee would make recommendations in fiscal 2006 taking into consideration new reporting requirements for stock based compensation.   As a result of their recommendations, compensation for certain officers and directors included more restricted stock awards and less stock option grants.  As of September 30, 2006, the Company had only 8,880 shares reserved for future issuance under the RSP.   To be able to have any alternative to stock option grants, an increase in the number of shares reserved and made available for awards under the RSP is necessary.

Description of Restricted Stock Plan

     Purpose.  The purpose of the Restricted Stock Plan is to promote the success of the Company by facilitating the employment and retention of competent personnel and by furnishing incentive to officers and employees upon whose efforts the success of the Company and its subsidiaries will depend to a large degree.

     Term.  Restricted stock awards may be granted pursuant to the Restricted Stock Plan until the Plan is discontinued or terminated by the Board.

     Administration.  The Restricted Stock Plan is administered by the Human Capital Committee of the Board of Directors (the “Committee”).  The Plan gives broad powers to the Committee to administer and interpret the Plan, including the authority to select the individuals to be granted restricted stock awards, to determine the number of shares of Common Stock of the Company subject to each award, and to prescribe the particular form and conditions of each award granted.

     Eligibility.  All officers, directors and key employees of the Company or of any subsidiary are eligible to receive awards pursuant to the Restricted Stock Plan.

     Awards.  When a restricted stock award is granted under the Restricted Stock Plan, the recipient receives shares of the Company’s Common Stock that are subject to restrictions and the possibility of forfeiture for a period of time set by the Committee.  During such restricted period the recipient may not assign, sell, transfer, pledge, hypothecate or otherwise dispose of the shares. Upon issuance of certificates representing such restricted stock, the recipient is entitled to vote such shares and to receive dividends thereon. Under the terms of the Plan, all risks of forfeiture on outstanding restricted stock will lapse upon a “change of control” (as defined in the Plan) of the Company.  Each award granted under the Restricted Stock Plan is nontransferable during the lifetime of the participant.

Amendment.  The Board of Directors may amend or discontinue the Restricted Stock Plan at any time, except that no amendment or termination of the Plan shall adversely affect rights of a recipient holding restricted stock.

     Plan Benefits.  The table below shows the total number of shares of restricted stock that have been received by the following individuals and groups under the 1996 Plan during the fiscal year ending September 30, 2006:

Name and Position(s)	Dollar value (2)	Number of Units (3)

James W. Hansen (1) President and CEO	$112,5~~6~~00	2~~8~~5,000
Monte S. Johnson, Senior Vice President and CFO	85,500	19,000
Executive Group	198,000	44,000
Non-Executive Director Group	~~8~~65,25~~0~~0	14~~9~~,5~~0~~00
Non-Executive Officer Employee Group	~~8~~45,~~5~~000	1~~9~~0,000

(1)             Mr. Hansen was President and CEO through December 7, 2006.

(2)             Based on the September 30, 2006 share price of $4.50.

(3)             This table reflects the total stock number of shares awarded without taking into account forfeitures.  Because future awards of restricted stock are subject to the discretion of the Committee, the future benefits that may be received by these individuals or groups under the 1996 Plan cannot be determined at this time.

Recommendation of the Board of Directors

#4.           THE BOARD RECOMMENDS THAT THE STOCKHOLDERS VOTE “FOR” THE INCREASE OF SHARES RESERVED AND MADE AVAILABLE UNDER THE 1996 RESTRICTED STOCK PLAN BY 250,000 SHARES.  The affirmative vote of the holders of a majority of the shares represented and voting at the Annual Meeting is required to increase the number of shares reserved and made available under the RSP by 250,000, which would bring the total shares reserved and made available under the RSP to 400,000.